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EXHIBIT - 21.1

                     List of Subsidiaries of the Registrant


          Name of Subsidiary                     State of Incorporation

1)  RF Microsystems. Inc                         California
2)  Fairfax Communications, LTD.                 United Kingdon
3)  Integrated Systems Control, Inc.             Virginia
4)  Advanced Management Incorporated             Virginia
5)  SEMCOR, Inc.                                 New Jersey
6)  Program Support Associates, Inc.             Virginia